EXHIBIT 13
              [LETTERHEAD OF THE GUARDIAN LIFE INSURANCE COMPANY]

January 22, 1991

Baillie Gifford International Fund, Inc.
c/o Guardian Baillie Gifford Limited
6 Glenfinlas Street
Edinburgh, EH3 6YY
SCOTLAND

Re: Initial Capitalization of
    Baillie Gifford International Fund, Inc.

Gentlemen:

In connection with providing aggregate initial capital of up to ten million dollars ($10,000,000) to Baillie Gifford International Fund, Inc. (Fund) in exchange for shares of capital stock in the Fund priced at the prevailing net asset value per share, The Guardian Insurance & Annuity Company, Inc. ("GIAC") hereby agrees that said purchase or purchases made solely for investment purposes without any present intention of redeeming or reselling such shares.

In the event that any Fund shares owned by GIAC are redeemed prior to the expiration of the five year period beginning with the date of the initial public offering of the Fund, the redemption value of such shares will be reduced by the pro rata share of the as yet unamortized deferred organizational expenses of the Fund (based on the proportion which the shares redeemed bear to the total number of original shares outstanding at the time of GIAC's redemption) as of the date of such redemption.


Very truly yours,


/s/ John M. Smith

John M. Smith
Executive Vice President